UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Bayou City Exploration, Inc.
Full Name of Registrant

Former Name if Applicable
632 Adams Street, Suite 700
Address of Principal Executive Office (Street and Number)
Bowling Green, Kentucky 42101
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ ☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Bayou City, Inc. (the “Company”) requires additional time to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, in order to finalize certain elements of its audited financial statements and comply with the Commission’s requirements regarding XBRL coding, which the Company is unable to complete within the allotted time without incurring unreasonable expense.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen C. Larkin	(270)	842-2421
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported a net income of $257,114 in 2011, as compared to a net income of $532,395 in 2010. The $275,281 decrease in net income resulted from the Company recording $62,817 less in total operating revenues, $192,554 more in operating costs and a net decrease in other income of $19,910 in 2011 as compared to 2010.

The decrease in total operating revenue was primarily a result of a change in the Company’s business focus during 2011, wherein $1,249,997 of the Company’s revenues were derived from net turnkey drilling contract revenue, while in 2010, the Company did not have any revenues from turnkey drilling contracts. In 2010, $1,186,041 of the Company’s revenues resulted from the gain on the sale of an oil and gas property, whereas in 2011, the Company did not sell any oil and gas properties. In 2011, the Company’s revenues from oil and gas sales also decreased $126,772 compared to 2010. The increases in the Company’s operating costs were due to a number of factors, including a $215,086 increase in general and administrative costs due to expenses associated with management of limited partnerships by the Company and an increase of $192,128 in marketing costs, offset by a $207,332 decrease in depletion and amortization expenses and an aggregate $7,369 decrease in costs associated with lease operating expenses, production taxes, abandonment and dry hole costs. The Company also recorded a net decrease in other income of $19,910 attributable to a decrease in interest expense of $3,551 offset by forgiveness of $2,064 of debt in 2010 and a decrease in miscellaneous income of $21,397 in 2011 as compared to 2010.

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BAYOU CITY EXPLORATION, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By /s/ Stephen C. Larkin, Chief Financial Officer

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